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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Rand, Jr.                             Edward              Lewis
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

4370 Peachtree Road, NE
--------------------------------------------------------------------------------
                                    (Street)

Atlanta                            Georgia                  30319-3000
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Atlantic American Corporation - AAME

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     December, 1998
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

               Vice President and Treasurer
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     396               I        401(k)
                                                                                                                            Plan(1)
------------------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 5-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock
Option (2)          $3.734   10/27/98   A       5,000        10/27/98 10/27/03  Cmn. Stk. 5,000                      D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (2)          $3.734   10/27/98   A       2,500        10/27/99 10/27/03  Cmn. Stk. 2,500                      D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (2)          $3.734   10/27/98   A       2,500        10/27/00 10/27/03  Cmn. Stk. 2,500                      D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (3)          $4.25    10/31/97   D             6,000  10/31/97 10/31/02  Cmn. Stk. 6,000                      D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (4)          $3.75    12/14/98   A       6,000        10/31/97 10/31/02  Cmn. Stk. 6,000                      D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (3)          $4.4375  05/05/98   D            15,000  05/05/98 05/05/03  Cmn. Stk. 15,000                     D
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (5)          $3.75    12/14/98   A       15,000       05/05/98 05/05/03  Cmn. Stk. 15,000          41,000     D
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
1  The information herein is based on a plan statement as of January 5, 1999.
2 Option to buy 10,000 shares Common stock, exempt under Rule 16b-3, of which 50% were excercisable on 10/27/98; an additional 25% are excercisable 10/27/99; and the remaining 25% are exercisable 10/27/00. These options are granted under the Atlantic American Corporation 1992 Incentive Plan.
3  Cancellation of option in connection with grant of replacement option.
4 The reported transaction involved the repricing of existing options that were originally granted on October 31, 1997 for 6,000 shares, of which 50% were exercisable on October 31, 1997, an additional 25% were exercisable on October 31, 1998 and the remaining 25% are exercisable on October 31, 1999. The vesting terms were not amended at the time of repricing.
5 The reported transaction involved the repricing of existing options that were originally granted on May 5, 1998 for 15,000 shares, of which 50% were exer-cisable on May 5, 1998, an additional 25% are exercisable on May 5, 1999 and the remaining 25% are exercisable on May 5, 2000. The vesting terms were not amended at the time of repricing.



                                                                 2/1/99
---------------------------------------------            -----------------------
     Edward Lewis Rand, Jr.                                         Date
     **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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